CNPJ. 60.872.504/0001-23 A Publicly Listed Company 1 2 3 4 5 6 7 15.585*** 4,013 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.239*** 1,506,483 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 10.205*** 1,605 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.806*** 1,955 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.628*** 16,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.386*** 189,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.484*** 892,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 40.922*** 74,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 299,264 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.165*** 29,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.528*** 204,557 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.693*** 222,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.595*** 21,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.680*** 109,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.500*** 3,116 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.516*** 22,424 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 20,381 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 87,972 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.986*** 27,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 1,032,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.840*** 1,158,230 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.418*** 203,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.784*** 1,388 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 12.120*** 59,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 30.254*** 40,201 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 38.756*** 13,284 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.496*** 824,011 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.987*** 23,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.979*** 100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.394*** 35,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.990*** 163,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.577*** 42,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.771*** 18,675 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 20.813*** 741,240 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.384*** 25,202 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.455*** 7,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 13.289*** 7,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 15.206*** 36,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 34.825*** 1,778 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.222*** 220,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.063*** 250,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.324*** 6,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.494*** 7,197 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.731*** 6,151 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.881*** 23,757 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.602*** 14,829 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 12.094*** 120,864 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 20.849*** 5,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 1,038,211 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.987*** 5,433 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.160*** 12,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.470*** 72,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.917*** 33,952 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 262,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 33.580*** 23,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.050*** 90,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 977,861 Ap. Ap. Ap. Ap. Ap. Ap. Ap. According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders’ Meeting held on November 30, 2023 at 03:00 p.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: Final Detailed Voting Map EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING ITAÚ UNIBANCO HOLDING S.A. CPF/CNPJ Balance of Common Shares Deliberations 11.100*** 542,549 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 18.407*** 770,934 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.294*** 103,315 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.429*** 4,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.718*** 264,775 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.081*** 2,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 19.244*** 1,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 16.990*** 56,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 18.830*** 4,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.989*** 127,854 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 10.916*** 281,137 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 11,012 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.123*** 13,209 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.311*** 297,523 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.572*** 32,334 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.840*** 217,203 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 46.964*** 236,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.790*** 9,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.247*** 37,617 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 29.322*** 3,945,912 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.240*** 148,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.329*** 455,773 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.693*** 3,714,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 47.705*** 2,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.199*** 11,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.541*** 457,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.794*** 547,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.113*** 44,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.540*** 4,471,554 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.559*** 317,531 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 06.046*** 272,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 45.902*** 4,047 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.273*** 309,389 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 19.530*** 4,955 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.591*** 80,511 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 34.687*** 452,381 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.586*** 360,318 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 59.573*** 12,266,374 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.544*** 8,863,879 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.487*** 1,748 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.247*** 2,043 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.828*** 633,085 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.966*** 80,824 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.041*** 8,527,565 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.532*** 1,943,906,577 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 04.676*** 2,564,084,404 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 135.61*** 128 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 245,161 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 1,868 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 087.44*** 4,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.224*** 111,037 Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.594*** 21,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ordinary agenda Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, November 30, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 4) Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock: 5) Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: 6) Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members: 7) Consolidate the Bylaws to reflect the amendment mentioned in the preceding item: Deliberations: 1) Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023: Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2022: 2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert company to be responsible for preparing the appraisal report on the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.: 3) Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023: